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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                      (AMENDMENT NO. 6)*

                           Baldwin Technology Company, Inc.
                               (Name of Issuer)

                             Class A Common Stock
                        (Title of Class of Securities)

                                 058264-10-2
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement / / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                (Continued on following pages)


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   _____________________________________________________________________
   CUSIP NO. 058264-10-2                                    13G
   _____________________________________________________________________
   /1/  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             WENDELL M. SMITH - S.S. ####-##-####
   _____________________________________________________________________
   /2/  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
             / / (A)   / / (B)
   ______________________________________________________________________
   /3/  SEC USE ONLY
   ______________________________________________________________________
   /4/  CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
   _______________________________________________________________________
               NUMBER OF    : /5/  SOLE VOTING POWER
                            :    1,275,270 shares (ITEM 4)
                 SHARES     :__________________________________________
                            : /6/  SHARED VOTING POWER
             BENEFICIALLY   :    NONE
                            :____________________________________________
                OWNED BY    : /7/  SOLE DISPOSITIVE POWER
                            :    1,275,270 shares (ITEM 4)
                  EACH      :____________________________________________
                            : /8/  SHARED DISPOSITIVE POWER
           REPORTING PERSON :    NONE
   ________________________ :____________________________________________
   /9/ AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,270 shares (ITEM 4)
   _____________________________________________________________________
   /10/ CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
        SHARES*   /*/  14,400 shares owned by Margaret Smith, wife of
                       Reporting Person, as to which shares Mr. Smith
                       disclaims beneficial ownership.
   _____________________________________________________________________
   /11/  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        APPROXIMATELY 7.7%
   _____________________________________________________________________
   /12/  TYPE OF REPORTING PERSON*
        INDIVIDUAL
   ______________________________________________________________________

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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          ITEM 1(A) NAME OF ISSUER:  Baldwin Technology Company, Inc.

          ITEM 1(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    65 Rowayton Avenue, Rowayton, CT  06853

          ITEM 2(A) NAME OF PERSON FILING:  Wendell M. Smith

          ITEM 2(B) ADDRESS OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
                    RESIDENCE:

                    c/o Baldwin Technology Company, Inc.
                    65 Rowayton Avenue
                    Rowayton, CT  06853

          ITEM 2(C) CITIZENSHIP:  U.S.

          ITEM 2(D) TITLE OF CLASS OF SECURITIES:

                    Class A Common Stock

          ITEM 2(E) CUSIP NUMBER:  058264-10-2

          ITEM 3.   Not Applicable.   The  person filing this  Amendment is
                    not an entity listed in  this Item.

          ITEM 4.   OWNERSHIP:

                    (A) As of December 31, 1994, Mr. Wendell M. Smith is deemed to be the beneficial owner of 1,275,270 shares of Class A Common Stock of the Issuer, including 11,134 shares owned directly; 612,750 shares owned by Polestar Corporation (f/k/a Polaris Corporation); 23,334 shares owned by Polestar Limited; 35,000 shares owned by the
                         Polestar Corporation retirement plan (all the outstanding capital stock of Polestar Corporation and Polestar Limited are owned, beneficially and of record, by Mr. Smith); 1,037 shares held in Mr. Smith's account under the Issuer's Profit Sharing and Savings Plan (as of 9/30/94, the most recent date for which the record keeper for said Plan has provided statements); 24,000 shares which he has a right to receive upon conversion of 24,000 shares of Class B Common Stock of the Issuer; 504,015 shares which he has a right to receive upon conversion of 504,015 shares of Class B Common Stock of the Issuer (beneficially owned by Polestar Corporation; 20,668 shares which he has a right to receive upon conversion of 20,668 shares

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                         of Class B Common Stock of the Issuer (beneficially
                         owned by Polestar Limited); 16,666 shares which Mr. Smith has the right to acquire upon the exercise of stock options which are exercisable within 60 days; and 26,666 shares which he has a right to receive upon exercise of stock options and conversion of 26,666 shares of stock options to purchase Class B Common Stock, which are exercisable within 60 days. The foregoing amount does not include 14,400 shares of Class A Common Stock owned by Mr. Smith's spouse, as to which shares Mr. Smith disclaims beneficial ownership.

                    (B)  PERCENT OF CLASS:  7.7%

                    (C)  Mr.  Wendell  M. Smith  has  sole  power to  vote,
                         dispose   and  direct   the  disposition   of  all
                         1,275,270 shares which he beneficially owns.

          ITEM 5.   OWNERSHIP  OF FIVE  PERCENT OR  LESS OF  A CLASS.

                    Not Applicable

          ITEM 6.   OWNERSHIP  OF  MORE  THAN  FIVE PERCENT  ON  BEHALF  OF
                    ANOTHER PERSON.

                    Not Applicable

          ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY.

                    Not Applicable

          ITEM 8.   IDENTIFICATION  AND  CLASSIFICATION OF  MEMBERS  OF THE
                    GROUP.

                    Not Applicable

          ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.  Not Applicable

          ITEM 10.  CERTIFICATION.  Not Applicable

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 7, 1995                   Wendell M. Smith
                                             _____________________________


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